Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

The following was provided to certain employees of the Sally Beauty Company and Beauty Systems Group businesses of Alberto-Culver Company.

Sally Beauty Company

Profit Sharing Plan, 401(k) Plan and Other Stock Related

Questions and Answers

February 3, 2006

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver Company or Regis Corporation and Alberto-Culver and Regis intend to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus-information statement, which will be mailed to security holders, and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Investor Relations at 708-450-3145. Documents filed with the SEC by Regis will be available free of charge by contacting Regis’ Investor Relations and Investment Benefits at 952-947-7000.

The respective directors and executive officers of Alberto-Culver and Regis and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005, and information regarding Regis’ directors and executive officers is available in its proxy statement filed with the SEC by Regis on September 26, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus-information statement and other relevant materials to be filed with the SEC when they become available.

Sally Beauty Company

Profit Sharing Plan, 401(k) Plan and Other Stock Related Q&A

2/3/2006

What happens to my Alberto-Culver stock holdings after the transaction?

-	All holders of Alberto-Culver shares will retain their existing Alberto-Culver shares, will receive 0.60 shares of Regis for each Alberto-Culver share owned and will receive, within a few weeks after the closing of the spin/merge transaction, a special $3 cash dividend.

How will I get the new Regis shares?

-	If you are a shareholder of record (i.e., you hold actual Alberto-Culver stock certificates), you will receive a Regis stock certificate in the mail.

-	If you hold your Alberto-Culver shares in a brokerage account (e.g., Fidelity, Schwab, Smith Barney), the new Regis shares will be credited to that brokerage account.

-	Examples of how the Regis shares are distributed are provided on Page 4.

What happens to the value of my ACV stock in the Profit Sharing and 401(k) Plans?

-	The dollar value of your investment in the ACV stock fund will decrease, which decrease should approximate the value of the Regis stock you receive from the transaction.

-	A new Regis stock fund will be added to the plans and the value of the Regis stock received will be in this fund.

-	The combined value of the ACV stock fund and the Regis stock fund immediately after the closing should roughly equal the value of your ACV stock fund immediately prior to the closing.

-	After the spin/merge transaction, the profit sharing and 401(k) accounts of Sally/BSG employees will be maintained under plans sponsored by Sally Beauty Company or Regis, and for a period of time, will offer both Alberto-Culver and Regis stock funds as investment choices. Regis will decide whether participants will be allowed to put new money into the Alberto-Culver stock fund under those plans after the spin/merge transaction.

-	Examples of how the transaction impacts the value of your Alberto-Culver shares are provided on Pages 5-7.

Sally Beauty Company

Profit Sharing Plan, 401(k) Plan and Other Stock Related Q&A

2/3/2006

How will I receive the $3 special cash dividend?

-	A special, one-time cash dividend of $3 per share will be paid to all shareholders regardless of the manner in which you hold shares: hold certificates directly, in a brokerage account, in the 401(k) plan, in the profit sharing plan or in the employee stock purchase plan. The record date of the special cash dividend will be approximately 10 days after the closing date of the Sally spin-off and merger with Regis.

-	If you are a shareholder of record (i.e., you hold actual Alberto-Culver stock certificates), you will receive a dividend check in the mail (or a direct deposit into your bank account if you have already signed up for this feature).

-	If you hold your Alberto-Culver shares in a brokerage account (e.g., Fidelity, Schwab, Smith Barney), the special dividend will be credited to that brokerage account.

-	If you have a balance in the ACV stock fund in the profit sharing or 401(k) plans, the special dividend will be added to your investment in that fund (consistent with any other cash dividend, Prudential will use the cash from the special dividend to purchase more ACV shares for your account).

-	If you have a balance in the employee stock purchase plan, the special dividend will be reinvested in additional Alberto-Culver shares (consistent with any other cash dividend, Computershare will use the cash received from the special dividend to purchase more ACV shares for your account).

-	Examples of how the cash dividend is paid are provided on Page 4.

-	Examples of how the cash dividend impacts the value of your Alberto-Culver shares are provided on Pages 5-7.

Will there be a blackout period for the 401(k) and profit sharing plans?

-	Yes, we expect that there will be a short blackout period for the 401(k) plan and profit sharing plan related to this transaction in order to give Prudential time to establish the new Regis stock fund and make the appropriate transfers from the Alberto-Culver stock fund to the Regis stock fund. We anticipate this blackout period will begin several business days prior to the closing of the transaction and will be no longer than 10 business days.

-	The company and Prudential will provide notification to all participants regarding any blackout period associated with the transaction.

Sally Beauty Company

Profit Sharing Plan, 401(k) Plan and Other Stock Related Q&A

2/3/2006

When will I receive the Regis shares and the special $3 cash dividend?

-	The record date on which you are required to be a holder of Alberto-Culver shares in order to receive the Regis shares is currently anticipated to be the day after the shareholders’ meeting to vote on the transaction. This is currently expected to take place in late spring or early summer.

-	The record date on which you are required to be a holder of Alberto-Culver shares in order to receive the special $3 cash dividend will be approximately 10 days after the closing of the spin-merge transaction.

Examples of distribution of shares and cash:

-	Shareholder of record – hold certificate for 1,000 shares. You will retain your stock certificate for 1,000 shares of Alberto-Culver. Shortly after the closing date of the transaction, you will receive a new stock certificate for 600 shares of Regis Corporation. Several weeks after the closing of the transaction, you will receive a check for $3,000 for the special cash dividend.

-	Hold 1,000 shares in a brokerage account. You will continue to own 1,000 shares of Alberto-Culver in your brokerage account. Shortly after the closing date of the transaction, you will receive a credit in your brokerage account for 600 shares of Regis Corporation. Several weeks after the closing of the transaction, you will receive a credit of $3,000 in your brokerage account for the special cash dividend.

-	Have 1,000 shares in the 401(k) plan or profit sharing plan. You will continue to hold 1,000 shares of Alberto-Culver in Alberto-Culver stock fund. Shortly after the closing date of the transaction, 600 shares of Regis Corporation will be allocated to your account in a new Regis stock fund. Several weeks after the closing of the transaction, Prudential will receive the special cash dividend of $3,000 on your behalf; Prudential will purchase additional Alberto-Culver shares and add these to your account in the Alberto-Culver stock fund.

-	Have 1,000 shares in the employee stock purchase plan. You will continue to hold 1,000 shares of Alberto-Culver in your account with Computershare. Shortly after the closing date of the transaction, 600 shares of Regis Corporation will be allocated to your Computershare account. Several weeks after the closing of the transaction, Computershare will receive the special cash dividend of $3,000 on your behalf; Computershare will purchase additional Alberto-Culver shares and add these to your account.

Sally Beauty Company

Profit Sharing Plan, 401(k) Plan and Other Stock Related Q&A

2/3/2006

Hypothetical examples of allocation of value for an Alberto-Culver shareholder:

Set forth below are examples of the value of the transaction with Regis for an Alberto-Culver stockholder based on hypothetical trading prices of Alberto-Culver and Regis stock, the assumed effect of the transaction on the post-transaction trading price of Alberto-Culver stock and the assumed effect of the payment of the special dividend on the post-dividend trading price of Alberto-Culver stock. The examples, including the trading prices of Alberto-Culver and Regis stock, are for illustrative purposes only. The actual price at which Regis stock trades immediately prior to the closing will determine the value of consideration to be received by Alberto-Culver stockholders in the spin/merge transaction. This trading price as well as the post-transaction trading prices of Alberto-Culver and Regis stock and the post-special dividend trading price of Alberto-Culver stock will be influenced by a number of factors, most of which are beyond Alberto-Culver’s and Regis’s control. While for purposes of the below examples we have assumed that the trading price of Alberto-Culver stock post-transaction would decrease by the value of the shares of Regis stock received in the merger and the trading price of Alberto-Culver stock post-special dividend would decrease by the value of the special dividend, there can be no assurance as to the effect of the transaction and the special dividend on the Alberto-Culver stock trading price. Accordingly, you should not rely upon our assumptions and the examples in evaluating the transaction. This document is not intended to be, and should not be taken as, financial, legal or tax advice. You should consult with your own advisors with respect to such matters.

-	Assumptions: Shareholder owns 1,000 shares of Alberto-Culver. On the last day that Alberto-Culver trades before the transaction closes:

Case A—Alberto-Culver shares close trading at $40 and Regis shares close trading at $36. Total value of 1,000 Alberto-Culver shares is $40,000 (1,000 shares x $40).

Case B—Alberto-Culver shares close trading at $45 and Regis shares close trading at $40. Total value of 1,000 Alberto-Culver shares is $45,000 (1,000 shares x $45).

Case C—Alberto-Culver shares close trading at $50 and Regis shares close trading at $46. Total value of 1,000 Alberto-Culver shares is $50,000 (1,000 shares x $50).

[Note – these examples assume no change in the Alberto-Culver share price between the last day that Alberto-Culver stock trades before the closing of the spin-merger and the payment of the special cash dividend other than as set forth in the examples]

Sally Beauty Company

Profit Sharing Plan, 401(k) Plan and Other Stock Related Q&A

2/3/2006

-	Shareholder receives 600 shares of Regis. Assume that the per share value of Alberto-Culver shares would drop by the value of the 0.60 Regis share received:

Case A – ACV share decreases by $21.60 (0.60 x $36) to $18.40

Case B – ACV share decreases by $24.00 (0.60 x $40) to $21.00

Case C – ACV share decreases by $27.60 (0.60 x $46) to $22.40

-	At this point, based on the above assumptions, the shareholder owns Alberto-Culver and Regis shares with the same aggregate value as the Alberto-Culver shares held by the shareholder prior to the transaction:

	Case A Total Value = $40,000	Case B Total Value = $45,000	Case C Total Value = $50,000

Value of 600 Regis shares	$21,600	$24,000	$27,600
	(600 x $36)	(600 x $40)	(600 x $46)

Value of 1,000 Alberto-Culver shares	$18,400	$21,000	$22,400
	(1,000 x $18.40)	(1,000 x $21)	(1,000 x $22.40)

Aggregate Value	$40,000	$45,000	$50,000

-	After the closing (record date will be approximately 10 days after the closing of the spin-merger transaction) and assuming the shareholder continues to hold the Alberto-Culver shares as of the record date for the special dividend, the shareholder will receive the special, one-time cash dividend of $3 per share or a total of $3,000 (1,000 shares x $3). Assume that, at that time, the per share value of Alberto-Culver shares would drop by the $3 cash dividend as follows:

Case A – ACV share decreases by $3 from $18.40 to $15.40

Case B – ACV share decreases by $3 from $21.00 to $18.00

Case C – ACV share decreases by $3 from $22.40 to $19.40

Sally Beauty Company

Profit Sharing Plan, 401(k) Plan and Other Stock Related Q&A

2/3/2006

-	As a final result, based on the above assumptions, the shareholder owns Alberto-Culver shares and Regis shares, along with the cash dividend, with the same aggregate value as the Alberto-Culver shares held by the shareholder prior to the transaction:

	Case A Total Value = $40,000	Case B Total Value = $45,000	Case C Total Value = $50,000

Value of 600 Regis shares	$21,600	$24,000	$27,600
	(600 x $36)	(600 x $40)	(600 x $46)

Value of 1,000 Alberto-Culver shares	$15,400	$18,000	$19,400
	(1,000 x $15.40)	(1,000 x $18)	(1,000 x $19.40)

Cash from $3 special dividend *	$3,000	$3,000	$3,000

Aggregate Value	$40,000	$45,000	$50,000

*	This amount would be in the form of additional Alberto-Culver shares if the shareholder holds the 1,000 shares in the 401(k) plan, profit sharing plan or employee stock purchase plan.